FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2004

CROW TECHNOLOGIES 1977 LTD.
(Translation of Registrant’s name into English)

57 Hamelacha Street, Holon, Israel.
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information contained in this Form 6-K

        Crow Technologies 1977 Ltd. (“Crow”),announced today that Gmull Investment Ltd. (“Gmull”), which held 883,565 shares of Ordinary Shares par value NIS 0.25 per share of Crow (representing approximately 20% of the outstanding and issued share capital of Crow), has closed a transaction (the “Gmull Transaction”), according to which Gmull sold all of its shareholdings in Crow to: (1) Mr. Shmuel Melman (“Melman”), a shareholder, director and the CEO of Crow, who is purchasing 408,990 shares, (2) Sender Holdings (“Sender”), a shareholder of Crow, who is purchasing 240,376 shares, (3) Mr. Abram J. Silver (“Silver”), who has informed Crow –that he has a beneficial interest in Sender, is purchasing 168,614 shares, (4) Mr. Meir Jacobson, a shareholder and the Chairman of the Board of Directors of Crow, who is purchasing (through a wholly owned private company) 43,723 shares and (5) Mr. Jacob Batchon, an officer of Crow’s wholly owned subsidiary – Crow Electronic Engineering Ltd., who is purchasing 21,862 shares.

        Immediately following the Gmull Transaction, the director that was appointed by Gmull will cease to serve as a director of the Board of Directors of Crow, and all rights that were granted to Gmull pursuant to agreements with certain shareholders of Crow shall expire.

        Melman and Sender were already, prior to the Gmull Transaction, the controlling shareholders of Crow, pursuant to a shareholders agreement (“Shareholders Agreement”) according to which they shall vote together with regards to appointment of directors to Crow’s Board of Directors. Following the Gmull Transaction, Silver will join the Shareholders Agreement and, consequently, will become part of our controlling shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 23, 2004	Crow Technologies 1977 Ltd. BY: /S/ Shmuel Melman —————————————— Shmuel Melman Chief Executive Officer